UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

This Form 6-K (including Exhibit 99.1, Exhibit 99.2 and the statements under “Second Quarter 2018 Financial Results”, “Balance Sheet Highlights”, “Forward Looking Statements” and the accompanying financial statements in the press release in Exhibit 99.3) are incorporated by reference into the registrant’s Registration Statements on Form S-8 (Registration No. 333-214817, 333-220015 and 333-225003) and on Form F-3 (Registration No. 333-219614 and 333-212432).

On August 9, 2018, Cellect Biotechnology Ltd. (the “Company”) issued a press release entitled “Cellect Biotechnology Ltd. Provides Corporate Update and Reports Second Quarter 2018 Financial Results”. In addition, on the same day, the Company issued unaudited interim condensed consolidated financial statements as of June 30, 2018 together with the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the same period.

Attached hereto and incorporated by reference herein are the following exhibits:

99.1	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2018

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of June 30, 2018

99.3	Press Release, dated August 9, 2018

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.

	By:	/s/ Eyal Leibovitz
Name: Eyal Leibovitz
Date: August 9, 2018		Title: Chief Financial Officer

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